As filed with the Securities and Exchange Commission on June 26, 2006

                                                       File No. _______________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Form SB-1 (Alternative 2)


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  VISCORP, INC.
             (Exact name of registrant as specified in its charter)

        Pennsylvania                    7389                     20-4857782
        ------------                    ----                     ----------
(State or jurisdiction of        (Primary Industrial        (I.R.S. Employer
 incorporation or organization)   Classification Code No.)   Identification No.)


         627 Nevin Avenue, Sewickley, Pennsylvania 15143 (412) 741-8259
         --------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

         627 Nevin Avenue, Sewickley, Pennsylvania 15143 (412) 741-8259
         --- ----- ------- ---------- ------------ ----- ----- --------
(Address of principal place of business or intended principal place of business)

                                Charles Driscoll
         627 Nevin Avenue, Sewickley, Pennsylvania 15143 (412) 741-8259
         --- ----- ------- ---------- ------------ ----- ----- --------
(Name, address, including zip code, and telephone number, including area code of agent for service)

                  Copies to:        J Hamilton McMenamy
                  ------ --
                                    J. Hamilton  McMenamy,  P.C.
                                    8222  Douglas, Suite 850
                                    Dallas, Texas 75225
                                    (214) 706-0938 Tel
                                    (214) 361-8244 Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

                             -----------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                -----------------





                         CALCULATION OF REGISTRATION FEE

===========================================================================================
Title of Each            Amount          Proposed         Minimum/Maximum       Amount of
Class of Securities      To be         Offering Price    Proposed Aggregate   Registration
to be Registered        Registered      Per Share (1)      Offering  (1)           Fee
-------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                    150,000     $   0.50          $  75,000             $      10
Maximum                  1,000,000     $   0.50          $ 500,000             $      64
-------------------------------------------------------------------------------------------

Total maximum            1,000,000     $   0.50          $ 500,000             $      64
-------------------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. |X|

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         Initial public offering
                                                               prospectus
                                  Viscorp, Inc.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Charles Driscoll after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The money we raise in this offering before the minimum amount is sold will be held by the Company's attorney, uncashed, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. The offering will end on December 15, 2006 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded immediately, without interest.

The Offering:
                               150,000 shares             1,000,000 shares
                              Minimum offering            Maximum offering
                              ------- --------            ------- --------
                          Per Share      Amount       Per Share     Amount
                          --- -----      ------       --- -----     ------
Public Offering Price      $0.50         $ 75,000     $0.50         $500,000

Offering expenses are estimated to be $16,564 if the minimum number of shares are sold, which equates to $0.11 per share, and $33,564 if the maximum number of shares are sold, which equates to $0.03 per share.

There is currently no market for our shares. We intend to apply for listing to trade our shares on the over- the-counter bulletin Board or other exchange as soon as practicable after our offering is complete which we expect will be before November 15, 2006.
                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on Page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.
                          -----------------------------




                     This Prospectus is dated June 26, 2006




                               PROSPECTUS SUMMARY

OUR COMPANY

         We were formed as a Limited Liability Company on August 21, 2002 in the State of Delaware and converted to a corporation on March 24, 2006 in the the same State. Our executive offices are located at 627 Nevin Avenue, Sewickley, Pennsylvania. We are engaged in software development for Eye-Care Providers enabling them to service customers faster and more efficiently thereby enhancing customer satisfaction. The funds raised in this offering will be used to further develop our business and expand into other markets.

THE OFFERING

Our sole officer and director will be selling the offering.
                                                             Minimum      Midpoint     Maximum
                                                             -------      --------     -------

Common shares offered                                         150,000      500,000     1,000,000
Common shares outstanding before this offering              5,500,000    5,500,000     5,500,000
                                                            ---------    ---------     ---------
Total shares outstanding after this offering                5,650,000    6,000,000     6,500,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.


                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                                 Audited             Unaudited
       Balance Sheet:                         Dec 31, 2005         May 31, 2006
       ------- ------                         --- --- ----         ------------
       Working Capital                           $ (51,421)           $ (63,040)
       Total Assets                              $  49,469            $  42,178
       Total Liabilities                         $  57,410            $  65,633
       Stockholders' Equity                      $  (7,741)           $ (23,455)

                                                                   Five months
                                              Twelve months           Ended
                                                  Ended             Unaudited
       Statement of Operations:               Dec 31, 2005         May 31, 2006
       --------- -- -----------               --- --- ----         ------------
       Revenue                                  $   22,515           $    3,178
       Cost of Goods Sold                       $       64           $        -
       Operating Expense                        $   46,434           $   18,692
       Other  income (expense)                  $      708           $        -

       Net Income (loss)                        $  (23,275)          $  (15,514)

Income per share: Basic & diluted                  ($ 0.05)              ($0.00)
No. Shares outstanding                             443,500            4,435,000

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. Following, in order of priority, we will use the proceeds of this offering to:

* Pay the expenses of this offering, which are estimated to be $16,769 if the minimum amount is raised, $24,269 if the midpoint (50%) amount is raised, and $33,769 if the maximum amount is raised.
* Develop our advertising and marketing programs to further develop our business
*    Develop the next generation of software
*    Repay debt
*    General corporate overhead

The following table represents the use of proceeds and net proceeds to the company.

                                                 $75,000     $250,000   $500,000
                                                               (50%)
                                                 Minimum     Mid-Level   Maximum
                                                 -------     ---------   -------
Legal, Accounting & Printing Expenses              9,500      17,000      26,500
Other Offering Expenses                            7,269       7,269       7,269
Net Proceeds to Company                           58,231     225,731     466,231
                         -------------------------------------------------------
TOTAL                                           $ 75,000    $250,000    $500,000


The following table sets forth how we anticipate using the net proceeds to the company:

                                                 $ 75,000   $250,000   $500,000
                                                  Minimum   Mid-level   Maximum
                                                  -------   ---------   -------
Marketing/Advertising                            $ 15,000   $ 50,000   $130,000
Software development                               10,000     30,000     75,000
Salaries/Commissions                               15,000     75,000    175,000
Debt repayment                                     15,000     35,000     35,000
General corporate overhead                          3,231     35,731     51,231
                                                 --------   --------   --------
Proceeds to company                              $ 58,231   $225,731   $466,231


For more detail on these planned expenditures, see the section "Plan of Operations" on page 17.

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.

We are a recently formed company, formed in the State of Pennsylvania on August 21, 2002 with cumulative losses since inception that could cause us to run out of money and close our business.

We have not achieved a cumulative profit to the extent where there is sufficient profit to finance our planned growth and, without additional financing as outlined in this prospectus, could have losses in the future. Our cumulative profits and losses through May 31, 2006 were losses totaling $53,955. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 87.24% (or 73.60% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly, which, if we cannot obtain, could cause us to have to cease our operations.

Our capital requirements could be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for twelve months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

We may not be able to compete successfully with current or future competitors.

Many competitors have advantages over us including longer operating histories and significantly greater financial, advertising, and other resources. Our competition are national and regional optical chain stores as well as independent eye care professionals. As such competing with established businesses providing the same service may prove unprofitable and your investment could decline in value and become worthless. As a smaller, younger company, breaking into new markets could prove to be costly, and because of this, our profit margin could fall and the value of your investment would decline. Future competitors would increase the number of companies competing for market share. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and become worthless.

No public market for our common stock currently exists and an active trading market may never materialize.

Prior to this offering, there has been no public market for our common stock. We plan to apply for trading on the OTCBB exchange, a publicly traded market. When we apply for a listing, we must be sponsored by a participating market maker; as this time, we are not aware of a market maker who intends to make a market in our stock. Assuming we become trading, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus.

If a public trading market for our common stock materializes, we will be classified as a 'penny stock' which has additional requirements in trading the stock, which could cause you not to be able to sell your stock.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a 'penny stock'. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a 'penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker- dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

Shareholders purchasing shares in this offering will experience immediate and substantial dilution, causing their investment to immediately be worth less that their purchase price.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.01 per share and an immediate dilution to the new shareholders of $0.49 per common share; (b) if the midpoint of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.04 per share and an immediate dilution to the new shareholders of $0.46 per common share. and (c) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.08 per share and an immediate dilution to the new shareholders of $0.42 per common share.

Investors are not able to cancel their subscription agreements they sign, therefore losing any chance to change their minds.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

We rely heavily on marketing and advertising activities to generate revenues, which is a significant up-front expense.

The timing and placing of such activities is crucial to revenue growth. This cost could outpace revenue causing cash to decline and therefore putting your investment at risk.

Our product is not trademarked.

By not owning the trademark 'iCAM' your investment might be at risk to market imitators.

Our offering price of $0.50 was determined arbitrarily by our President. Your investment may not be worth as much as the offering price because of the method of its determination.

The President arbitrarily determined the price for the offering of $0.50 per share. As the offering price is not based on a specific calculation or metric the price has inherent risks and therefore your investment could be worth less than the offering price.

We may not be able to compete successfully with current or future competitors.

Many competitors have advantages over us including longer operating histories and significantly greater financial, advertising, and other resources. Our competition are national and regional optical chain stores as well as independent eye care professionals. As such competing with established businesses providing the same service may prove unprofitable and your investment could decline in value and become worthless. As a smaller, younger company, breaking into new markets could prove to be costly, and because of this, our profit margin could fall and the value of your investment would decline. Future competitors would increase the number of companies competing for market share. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and become worthless.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward looking statements. These forward looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward looking statements. In addition, the forward looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of May 31, 2006 was $(23,456) or $(0.01) per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of May 31, 2006 would be:
$34,775 or $0.01 per share, if the minimum is sold, $202,275 or $0.04 per share, if the midpoint amount is sold, and $442,775 or $0.08 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.01 per share and an immediate dilution to the new shareholders of $0.49 per common share.

if the midpoint amount of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.04 per share and an immediate dilution to the new shareholders of $0.46 per common share.

if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.08 per share and an immediate dilution to the new shareholders of $0.42 per common share.

The following table illustrates this per share dilution:

                                                 Minimum    Midpoint    Maximum
Assumed initial public offering price            $ 0.50     $ 0.50      $ 0.50
Book value as of May 31, 2006                    $(0.01)    $(0.01)     $(0.01)
Projected book value after this offering         $ 0.01     $ 0.04      $ 0.08
Increase attributable to new stockholders:       $ 0.00     $ 0.03      $  0.0

Projected book value
    as of May 31, 2006 after this offering       $ 0.01     $ 0.04      $ 0.08
Decrease to new stockholders                     $(0.49)    $(0.46)     $(0.42)
Percentage dilution to new stockholders            98%        92%         84%


         The following table summarizes and shows on a projected basis as of May 31, 2006, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


Minimum offering
------- --------
                            Number         Percent                 Average
                           of shares      of shares     Amount     price per
                            owned           owned        paid       share
                            -----           -----        ----        -----
Current shareholders      4,435,000         96.73      $ 40,500    $ 0.009

New investors               150,000          3.2       $ 75,000    $ 0.50

                         -------------------------------------------------------
Total                     4,585,000        100.00      $144,649

Midpoint offering
-------- --------
                            Number         Percent                 Average
                           of shares      of shares     Amount     price per
                            owned           owned        paid       share
                            -----           -----        ----       -----
Current shareholders      4,435,000         89.87      $ 40,500   $ 0.009

New investors               500,000         10.13      $250,000   $ 0.50

                         -------------------------------------------------------
Total                     4,935,000        100.00      $349,649



Maximum offering
------- --------

                            Number         Percent                 Average
                           of shares      of shares     Amount     price per
                            owned           owned        paid       share
                            -----           -----        ----       -----
Current shareholders      4,435,000         81.60     $ 40,500    $ 0.009

New investors             1,000,000         18.40     $ 500,000   $ 0.50

                         -------------------------------------------------------
Total                     5,435,000        100.00    $ 569,649

                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Charles Driscoll. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Driscoll, or introduced to Mr. Driscoll and personally contacted by him or referred to him. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Driscoll will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. Driscoll qualifies under this safe harbor because Mr. Driscoll (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment. Affiliates may purchase shares in this offering but are limited to a maximum of 5,000 shares each or a cumulative total of 10% of the aggregate offering sold. These sales will not count toward meeting the minimum offering. All affiliates purchasing the stock will sign a document stating that the shares they purchase will be for investment and not for resale.

         The money we raise in this offering before the minimum amount is sold will be held by the Company's attorney, uncashed, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. We do not have an escrow agreement or any other agreement regarding the custody of the funds we raise. The offering will end on December 15, 2006 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded immediately, without interest. The offering will close on December 15, 2006, if not terminated sooner.

         The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by December 15, 2006, the subscription agreement will be terminated and any funds received will be returned to the investors.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.

                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.
         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                         $75,000    $250,000   $500,000
                                         Minimum    Mid-Level   Maximum
                                        --------   --------   --------
Legal, Accounting & Printing Expenses      9,500     17,000     26,500
Other Offering Expenses                    7,269      7,269      7,269
Net Proceeds to Company                   58,231    225,731    466,231
                                        --------   --------   --------
TOTAL                                   $ 75,000   $250,000   $500,000

The following describes each of the expense categories:

     * legal, accounting and printing expense is the estimated costs associated with this offering. As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.

     * other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                         $75,000   $250,000   $500,000
                                        Minimum    Mid-level   Maximum
                                        --------   --------   --------
Marketing/Advertising                   $ 15,000   $ 50,000   $130,000
Software development                      10,000     30,000     75,000
Salaries/Commissions                      15,000     75,000    175,000
Debt repayment                            15,000     35,000     35,000
General corporate overhead                 3,231     35,731     51,231
                                        --------   --------   --------
Proceeds to company                     $ 58,231   $225,731   $466,231



                             DESCRIPTION OF BUSINESS

         We formed as a Limited Liability Company on August 21, 2002 and converted to a corporation on March 24, 2006 in the state of Delaware. We specialize in developing software products and services for Eye-care Providers that add value, increase profit, are easy to understand and use, and enhance their patients satisfaction. The funds from this offering will allow us to invest in the growth of our company through software development, increased marketing, hiring of employees (developers, sales/ customer service associates, customer support) and debt repayment.

         Optical dispensing software has been accepted for several years as an important improvement for proper optical patient care. We have an optical dispensing software solution designed to help end users choose optical frames using digital photography techniques. This technology is referred to as iCAM. With iCAM patients get the opportunity to make informed aesthetic decisions about frame purchases while wearing their current prescription lenses. Dispensers see clearly the improved patient service possibilities and up selling potential. However, the marketplace has only been offering very expensive turnkey kiosks costing $4,000 to $10,000. VisCorp sees an opportunity to serve 90% of dispensers who cannot justify the cost of turnkey set-ups by creating iCAM software for a dispenser's own computer. At a set-up cost of $1,500 and a $45 per month licensing fee, the profit from five to six eyewear upgrades per month delivers a one-year pay-back on the investment (for everything including the software upgrades).

         Optical dispensing software is now available to all dispensers at an affordable price. Dispensers now have a tool to improve the introduction of new, improving, optical technologies such as anti- reflective coatings, new progressive lenses, thermochromics or polarization. The value of such optical enhancements is made obvious without any hint of a hard sale and patients get better solutions to their optical needs. After an hour or more of tests, eye drops and dazzling lights, a patient is sent to the optical dispensary to choose a new pair of frames which he/she will wear for at least the next two years. iCAM is an optical dispensing solution designed to help end users choose optical frames using digital photography techniques. The iCAM software application runs on the dispensers PC and streamlines the selection process, therefore, reducing wasted time.

         Once a patient has narrowed down their frame selections to three or four frames, they sit in front of the computer. The iCAM application instantly captures their image in the frames chosen, allowing the patient to put their glasses back on and really see how they will look. Most optical patients have difficulty seeing clearly without their glasses, with over 30% of patients unable to see at all. They can see all images side-by-side, enlarged, etc. Further the iCAM can simply and quickly change lens color, add or subtract glare, and show lens thickness comparisons with different lens materials, on the patient's face. The iCAM has product tutorials on different lens styles, including specific branding provided by the lens manufacturers. The system will allow their image to be printed, stored for a future visit, and even e- mailed to their home so they can review it later. Customers can now make their frame and lens choices with confidence.

         In the current economy, it is key for optical dispensers to be able to streamline frame selection and increase premium lens and coatings sales. With insurance companies paying eye doctors less and less each year for eye exams, the focus is on selling more profitable products to their current customers and attracting new patients with cutting edge technologies. The iCAM makes the frame choice faster and more satisfying to the patient, allowing a dispenser more time to go over other lens options. Instead of simply telling a customer about the benefits of an anti-reflective coating, they can use the iCAM and demonstrate the impact of the coating. Current market research has shown an almost immediate increase of 20% in anti-reflective coatings sales, which annualizes to $30,000 for the average dispenser.

         Next, the iCAM has integrated branded content from lens and coatings suppliers. When a dispenser is demonstrating polarized lenses to a patient, they can click on the icon of the lens manufacturer they plan to use in the patient's glasses. Displayed on the screen is the most up-to-date information on that lens. This truly serves to educate the patient on their lens choice.

BUSINESS OPERATIONS:

GOVERNMENT REGULATION:
At the present time there are no federal government regulations on eye care dispensing software applications.

OUR QUALIFICATIONS
Our qualifications are our reputation and experience in the optical industry. Charles Driscoll, President, has spent the better part of the past 10 years in the optical industry in multiple capacities. He has been a member of the Beitler-McKee Optical Laboratory Board since 1997 and has held various sales positions within the industry.

INDUSTRY & COMPETITION:
Market Analysis Summary:
Our target market is Eye Care Providers (ECP's), both nationally and internationally. These practices are either upscale or wish to be, and embrace technology as a way to attract new patients and increase sales and patient satisfaction. The common bond is the appreciation of technology, heavy local competition, and the need to increase profits. There are over 30,000 optical practices and over 40,000 optical retail stores in the US, consisting of:

37,000 Optometrists (OD's)
19,000 Ophthalmologists (MD's)
63,000 Opticians
1,300 Optical Laboratories

With the population both growing and aging, the sale of glasses continues to grow. Even the rise in popularity of lasik surgery hasn't slowed its growth, as a person's eyes continue to change as one ages.

Market Segmentation:
Independent Eye Care Providers (ECP's) - This segment is VisCorp's primary focus, consisting of 50% of the US optometry industry. Consisting of over 25,000 optometrist and optician owned stores, they are the most price/value conscious when purchasing technology oriented dispensing aids.

Distributors - The distributors are optical labs and/or frame distributors who own the independent optometrist.

Partnerships - Other technology companies in the optical industry have contacted us about bundling / re- sale agreements. These include practice management and patient education applications.

Retail Optical Chains - The national and regional optical chain stores now account for 50% of the optical industry. iCAM is a value/cost proposition that can be installed in chains nationwide for 15% of the cost of the competition. Multiple branding and custom development opportunities exist in this segment.

Target Market:
The focus is those dispensers who cannot or will not pay the cost of high-end turn-key kiosk type of optical dispensing software. From both research and Mr. Drsicoll's personal experience, over 90% of customers are either unwilling or unable to spend thousands of dollars on frame try-on systems. We propose going to those dispensers who have already seen and appreciate the value of the dispensing software.

These sales strategies will apply at both the wholesale lab level and at the dispensing level. Both have already seen the possibilities and a very high percentage have failed to install the turn-key operations based entirely on cost.

Industry and Competitors
The Industry:
The optical dispensing software industry has limited competition and is relatively young. The most significant differentiators in the patient viewing system marketplace are price, ease of use, and functionality.

Price - Though all of the factors weigh on an optical practice's decision to purchase a patient viewing system, price is the most significant. Over the last six years, these solutions have been actively marketed but less than 10% of the marketplace has purchased one. Though optometrists routinely spend thousands of dollars on examination equipment, they have viewed dispensing technologies a luxury.

Ease of Use - The system must be easy to access, easy to use, streamline frame and lens selection, and cater to those "less technically savvy".

Functionality - The core reason to purchase a system is to help people who cannot see when choosing frames and to demonstrate the impact of anti-reflective coatings and other sale-up accessories and options.

The Competitors:
There are six significant competitors in the market place with two large players; Smart Mirror and Activisu. They were first to market and began selling their offerings almost 10 years ago. These systems have evolved from television and large video camera combinations to the software based, graphical systems they are today. We believe that iCAM has a competitive advantage over the competition with price, speed of implementation and functionality.

Competitor Issues:
Cost - Systems range from $2,500 (minimal functionality) to $10,000. Sales cycle
- Decision process by the eyewear dispenser is often over 45 days and distributors get frustrated. Hardware bundling - Unnecessary hardware is bundled with some systems. Functionality - The iCAM is simple to use and many of the other systems have cumbersome controls. With free upgrade available over the internet there is no issue of obsolescence and expensive upgrades.

Marketing Strategy:
The two main marketing channels that we have utilized so far are; Print Advertising and Tradeshows.

Print Advertising - We have and continue to concentrate on industry magazines and periodicals: Opti Courier, Eye Care Business, 20/20, Vision Monday, and Vision Care Products. From tine-to-time we will engage an advertising professional company to launch new campaigns.

Tradeshows - We participate in both national and regional tradeshows (Vision Expo East, Vision Expo West, AOA and SECO).

With additional investment we will increase our marketing activities and increase Web Advertising and

Partnership Marketing that has seen minimal activity so far.

Future products and services:
-----------------------------
         At the present time, we do not have plans to develop or market additional products or services.

Sources and Availability of Raw Material:
-----------------------------------------
We are a service business and do not use raw materials. We use products in performing our service that are readily available from many sources.

Dependence on One or a Few Major Customers:
-------------------------------------------
We are not dependent on any one or a few major customers.

Costs and Effects of Compliance with Environmental Laws:
--------------------------------------------------------
We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees:
--------------------
We have one employee, the President. The duties of the President are to solicit business by implementing the marketing initiatives and developing customers. The day to day duties are performed by the President.

Operations and Technology:

We are subject to dependence on technology. We maintain back-up systems so that if our computer systems or software were to fail, we would still be able to continue in our business since the software is an integral part of our business.


                  MANAGEMENTS DISCUSSION AND PLAN OF OPERATIONS

         As of May 31, 2006 our cash balance was $0 and at December 31, 2005 it was $2,385.

         Our sales for the twelve months ending December 31, 2005 were $22,515, with a net loss of $23,275. This loss was due to our revamping our software and reduced sales as we developed the new version. Our sales for the first five months of 2006 were $3,178 compared to $21,235 for the same five months in 2005. The decrease is due to (i) our spending a lot of time on administrative issues, in particular with our audit and filing of this registration statement and (ii) our changing our strategy from the sole officer making all the sales to him looking for other salesmen so that we can have a benefit from more salesmen in the field. Although we experienced a loss of $15,514 in the first five months of 2006 and a loss of $23,275 in 2005, we expect our gross income to increase due to (i) an emphasis on more than the President being out selling, and (ii)our expense structure remaining constant as many of our expenses are fixed. With an increase in sales coupled with an anticipated increased licensing revenue stream from our software sales, we expect our gross profit to increase at a greater rate than our expense structure. Consequently, net income is expected to increase proportionately.

The plan of operations for the 12 months following the commencement of this offering will include the continued growth plan of The Company including but not limited to developing relationships with ECP's and improving our technological offerings..

Marketing and advertising costs will be determined by the amount raised in the initial offering. If the maximum amount of $500,000 is raised, these costs are projected to total $130,000 in the first 12 months of operation. As previously mentioned, advertising costs will include printed trade periodicals, targeted fax blitzes, and further leveraging our President's industry contacts. If the minimum amount is raised in this offering, in the first 12 months of operation, a minimum amount of money will be spent on advertising.

The Company plans to further enhance its software offerings and the technological functionality of the software. If the maximum amount is raised in this offering software development will approximate $75,000. If the minimum amount is raised, software development expense will approximate $10,000.

The Company also plans to retire debt through the proceeds of this offering. If the maximum amount is raised in this offering debt retirement will approximate $15,000. If the minimum amount is raised, debt retirement expense will approximate $35,000.

Generating Sufficient Revenue:

Since inception, we have generated revenue through referrals, trade periodicals, industry contacts and face-to-face meetings with ECP's. For the next twelve months we plan to continue generating revenue by the same means. As such, our current marketing projects for increased revenue continues to be offering an industry leading software alternative.

Significant costs and expenses incurred thus far include advertising, contract labor and general and administrative expenses. These three combined accounted for 78% of total expenses in fiscal year 2005. Going forward, with our emphasis on growing our software and technological capabilities, we anticipate incurring greater contract labor and development costs, however these are manageable as additional sales of developed software provide a greater percentage to bottom line profit due to the cost of development having already been incurred on the front end.

The Company plans to generate sufficient revenue by expanding and developing its product line, and increasing market penetration.

Financing Needs:

Our cash flows since inception have not been adequate to support on-going operations. As noted above, the Company's financing needs for the next twelve months can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are located in a shared office at 627 Nevin Avenue, Sewickley, Pennsylvania.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

Name                    Age          Position
--------------------------------------------------------------------------------

Charles Driscoll        35          Director, President; Secretary and Director

Background of Directors and Executive Officers:

Charles Driscoll. Mr. Driscoll graduated from Ohio University with a Bachelor of Science in Communication in 1993. Following graduation from Ohio University, Mr. Driscoll began his career with Federated Investors in various financial service capacities. In 1995, Mr. Driscoll left Federated to become a licensed Investment Advisor and Broker, until he left to join a technology firm in Boston, Massachusetts two years later. Mr. Driscoll spent the next seven years in the technology industry in Boston and Pittsburgh, working in sales and business development roles for companies like PassGO, Wall Data, Seagull Software, and Promptu. In 2000, he left the software industry to launch a technology division for Beitler McKee Optical Company, a wholesale optical laboratory, of which he is also an active board member and part owner. In 2003, Mr. Driscoll left Beitler Mckee to launch VisCorp, Inc. to better serve the technology needs of the optical marketplace. He is 35, and currently resides in Pittsburgh, PA with his wife and twin daughters.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received the following compensation compensation for the years of 2004 and 2005. He has no employment contract with the company.

     Name of Person          Capacity in which he served         Aggregate
Receiving compensation        to receive remuneration          remuneration
--------------------------------------------------------------------------------
   Charles Driscoll            President, Secretary             2004 - $40,000
                                  and Treasurer                 2005 - $12,000

         As of the date of this offering, our sole officer is our only employee. We have no plans to pay remuneration to any other officer in or associated with our company. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.








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                                       16



            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In August, 2002, the president of the company received 400,000 members shares in the LLC which was exchanged for 4,000,000 shares of common stock when we converted from an LLC to a corporation. The shares were issued to him for his expertise in developing the software and his marketing ability. The fair value at the time of issue could not be determined.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following: * a director or officer of the issuer; * any principal security holder; * any promoter of the issuer; * any relative or spouse, or relative of such spouse, of the above referenced persons.



                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding common stock, and all officers and directors of the company:

Title / relationship                                         Amount owned
 to Issuer                       Name of Owner               before offering         Percent
--------------------------------------------------------------------------------------------

President, Secretary
  and Director                Charles G. Driscoll            4,000,000                90.19%
After offering:   Minimum                                    4,000,000                87.24%
                  -------
                  Maximum                                    4,000,000                73.60%
                  -------
Shareholder                   Progressive Investors, LLC.      435,000                 9.80%
After offering:   Minimum                                      435,000                 9.49%
                  -------
                  Maximum                                      435,000                 8.00%
                  -------






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                                       17



                               SIGNIFICANT PARTIES

         The following table lists the relationship of the significant parties to the issuer:

Relationship                Name and
to Issuer                   business address                     Residential address
------------------------------------------------------------------------------------------------

Officer                     Charles Driscoll
and Director                627 Nevin Avenue                     627 Nevin Avenue
                            Sewickley, Pennsylvania 15143        Sewickley, Pennsylvania 15143

Record owners of            Charles Driscoll
5% (or more) owner          627 Nevin Avenue                     627 Nevin Avenue
of equity securities        Sewickley, Pennsylvania 15143        Sewickley, Pennsylvania 15143

                            Progressive Investors, LLC
                            7602 Sugarbush Trail                 7602 Sugarbush Trail
                            Hudson, Ohio 44236                   Hudson, Ohio 44236

Beneficial owner of         Charles Driscoll
5% (or more) owner          627 Nevin Avenue                     627 Nevin Avenue
of equity securities        Sewickley, Pennsylvania 15143        Sewickley, Pennsylvania 15143

                            Mark Smith
                            7602 Sugarbush Trail                 7602 Sugarbush Trail
                            Hudson, Ohio 44236                   Hudson, Ohio 44236

Counsel to Issuer           J. Hamilton McMenamy, P.C.
                            8222 Douglas
                            Suite 850
                            Dallas, Pennsylvania 75225


* Mark Smith is the beneficial owner of Progressive Investors, LLC.


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of May 31, 2006, we had 4,435,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have a preemptive right to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors. Our two shareholders have waived their preemptive right to purchase shares in this offering.

       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, David S. Hall, P.C., as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our bylaws provide that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware Law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is J. Hamilton McMenamy, P.C., 8222 Douglas, Suite 850, Dallas, Pennsylvania 75225.



                                     EXPERTS

         The financial statements as of December 31, 2005 and 2004, and for the twelve months ended December 31, 2005 and 2004 of the company included in this prospectus have been audited by David S. Hall, P.C., independent certified public accountants, as set forth in his report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 CAPITALIZATION

The  following  table  sets forth our  capitalization  as of May 31,  2006.  Our capitalization  is presented on: * an actual basis;  * a pro forma basis to give effect to net proceeds from the sale of the minimum  number of shares  (150,000)
we plan to sell in this offering;  and * a pro forma basis to give effect to net proceeds  from the sale of the  midpoint  number of shares  (500,000) we plan to sell in this  offering;  and * a pro  forma  basis  to  give  effect  to the net proceeds from the sale of the maximum  number of shares  (1,000,000)  we plan to sell in this offering.
                                      Actual         After          After                After
                                   Unaudited      Minimum           Midpoint           Maximum
                                 May 31, 2006      Offering          Offering         Offering
                                -------------     ----------        ----------       ----------

Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;       4,435            4,585             4,935             5,435
Additional Paid In Capital         36,065           94,146           261,296           501,296
Retained earnings                ( 63,956)        ( 63,956)         ( 63,956)         ( 63,956)
Total Stockholders' Equity         23,456           34,775           202,275           442,775

Total Capitalization               23,456           34,775           202,275           442,775

Number of shares outstanding    4,435,000        4,585,000         4,935,000         5,435,000

         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Pennsylvania 75093.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Viscorp, LLC
Sewickley, Pennsylvania

We have audited the accompanying balance sheets of Viscorp, LLC as of December 31, 2005 and 2004 and the related statements of operations, cash flows and members' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these  financial  statements  in accordance  with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viscorp, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.







/s/  The Hall Group, CPAs
-------------------------
The Hall Group, CPAs

Dallas, Texas
June 8, 2006



                                  VISCORP, LLC
                                 Balance Sheets
                           December 31, 2005 and 2004



                                                                               2005        2004
                                                                             --------    --------

ASSETS
      Current Assets
            Cash and Cash Equivalents                                        $  2,385    $  7,059
            Advances                                                            3,604       3,367
                                                                             --------    --------
                Total Current Assets                                            5,989      10,426

      Fixed Assets
            Furniture & Equipment                                               5,908       5,908
            Software                                                           50,000       7,500
            Less: Accumulated Depreciation and Amortization                   (12,428)     (2,000)
                                                                             --------    --------
                Total Fixed Assets                                             43,480      11,408
                                                                             --------    --------
                     TOTAL ASSETS                                            $ 49,469    $ 21,834
                                                                             ========    ========


LIABILITIES AND MEMBERS' EQUITY
      Current Liabilities
            Accounts Payable and Accrued Expenses                            $ 22,410    $      0
            Advance - Related Party                                            35,000      35,000
                                                                             --------    --------
                Total Liabilities (All Current)                                57,410      35,000

      Members' Equity
            Member Shares, $.01 stated value, 5,000,000 shares authorized,
                443,500 and 415,000 shares issued and outstanding               4,435       4,150
            Additional Paid-In Capital                                         36,065       7,850
            Retained Earnings (Deficit)                                       (48,441)    (25,166)
                                                                             --------    --------
                Total Members' Equity (Deficit)                                (7,941)    (13,166)
                                                                             --------    --------

                     TOTAL LIABILITIES
                         AND MEMBERS' EQUITY                                 $ 49,469    $ 21,834
                                                                             ========    ========



The accompanying notes are an integral part of these financial statements.

                                  VISCORP, LLC
                              Statements of Income
                 For the Years Ended December 31, 2005 and 2004


                                                       2005         2004
                                                     ---------    ---------

REVENUES                                             $  22,515    $  84,205

COST OF SALES                                               64        6,918
                                                     ---------    ---------
           GROSS PROFIT                                 22,451       77,287

OPERATING EXPENSES
      Advertising                                        6,800       15,160
      Contract Services                                 12,000       40,000
      Depreciation and Amortization                     10,427        1,980
      Other Operating Expenses                          17,207       43,834
                                                     ---------    ---------
           TOTAL OPERATING EXPENSES                     46,434      100,974
                                                     ---------    ---------


NET OPERATING INCOME (LOSS)                            (23,983)     (23,687)

OTHER INCOME (EXPENSE)
      Other Income                                         708            0
                                                     ---------    ---------
           TOTAL OTHER INCOME (EXPENSE)                    708            0
                                                     ---------    ---------
NET (LOSS) BEFORE INCOME TAXES                         (23,275)     (23,687)

      Provision for Income Taxes (Expense) Benefit           0            0
                                                     ---------    ---------

NET (LOSS)                                           $ (23,275)   $ (23,687)

      Beginning Retained Earnings (Deficit)            (25,166)      (1,479)
                                                     ---------    ---------

ENDING RETAINED EARNINGS (DEFICIT)                   $ (48,441)   $ (25,166)
                                                     =========    =========

EARNINGS PER SHARE

      Weighted Average of Outstanding Shares           436,785      412,726
                                                     =========    =========
      Income (Loss) for Common Members               $   (0.05)   $   (0.06)
                                                     =========    =========





The accompanying notes are an integral part of these financial statements.



                                  VISCORP, LLC
                     Statement of Changes in Members' Equity
                 For the Years Ended December 31, 2005 and 2004


                                                       Member Interest            Paid-In        Retained
                                                    Shares           Amount       Capital        Earnings       Totals
                                                 --------------   --------------------------   ---------------------------

2004
----
Beginning Members' Equity                              405,000    $    4,050    $       450    $   (1,479)          3,021

      Issuance of Member Shares
          for Cash                                      10,000           100          7,400                         7,500

      Net (Loss)                                                                                  (23,687)        (23,687)
                                                 --------------   -----------   ------------   -----------   -------------

Ending Members' Equity (Deficit)                       415,000         4,150    $     7,850    $   (25,166)  $     (13,166)
                                                 ==============   ===========   ============   ===========   =============

2005
----
      Issuance of Member Shares
          for Cash                                      28,500           285         28,215                        28,500

      Net (Loss)                                                                                  (23,275)        (23,275)
                                                 --------------   -----------   ------------   -----------   -------------

Ending Members' Equity (Deficit)                       443,500    $    4,435    $     36,065   $   (48,441)  $      (7,941)
                                                 ==============   ===========   ============   ===========   =============




The above shedule reflects the conversion from an LLC to a Corporation, which was effective on March 28, 2006, as f it had been originally formed as a corporation in August 2002.



The accompanying notes are an integral part of these financial statements.



                                  VISCORP, LLC
                            Statements of Cash Flows
                 For the Years Ended December 31, 2005 and 2004


                                                                            2005        2004
                                                                          --------    --------

CASH FLOWS FROM OPERATING ACTIVITIES
      Net Income (Loss)                                                   $(23,275)   $(23,687)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation and Amortization                                    10,428       1,980
           (Increase) in Accounts Receivable                                     0      (1,650)
           (Increase) in Advances                                             (237)    (15,835)
           Increase (Decrease) in Accounts Payable and Accrued Expenses     22,410           0
                                                                          --------    --------
                Net Cash Provided (Used) by Operating Activities             9,326     (39,192)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of Fixed Assets                                                   0      (3,877)
      Purchase of Software                                                 (42,500)     (7,500)
                                                                          --------    --------
                Net Cash (Used) by Investing Activities                    (42,500)    (11,377)
                                                                          --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
      Advance from Related Party                                                 0      35,000
      Purchase of Member Shares for Cash                                    28,500       7,500
                                                                          --------    --------
                Net Cash Provided by Financing Activities                   28,500      42,500
                                                                          --------    --------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                                 (4,674)     (8,069)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               7,059      15,128
                                                                          --------    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $  2,385    $  7,059
                                                                          ========    ========


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense                      $      0    $      0
                                                                          ========    ========



The accompanying notes are an integral part of these financial statements.

                                  VISCORP, LLC
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004




NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         -----------------------------------------------

         Viscorp, LLC (The "Company") operates as a developer and retailer of software for optometrists. The Company is located in Sewickley, Pennsylvania. The Company was originally formed as an LLC under the laws of the State of Delaware on August 20, 2002. In March 2006, the Company changed its status from an LLC to a Corporation registered in the State of Delaware.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. Below is a summary of certain significant accounting policies selected by management.

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash and Cash Equivalents:
                  --------------------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Marketable Securities:
                  ----------------------

                  Debt securities and equity securities that have readily determinable fair values are recorded at fair value in the accompanying balance sheet and are classified as available-for-sale.

                                  VISCORP, LLC
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004



NOTE 1 - (CONTINUED)
--------------------

                  Website Development Costs:
                  --------------------------

                  The Company adopted EITF 00-02, "Accounting for website developments costs". In accordance with EITF 00-02, the costs incurred for the (i) website application and infrastructure development; (ii) graphics development; and (iii) content development, which took the website to a functional stage where it could receive orders, were capitalized and amortized over three years. Maintenance expenses or costs that do not result in new revenue producing features or functions, such as updating information and products or maintenance of the website or promotion of the website using search engines, are expensed as incurred. Prior to this development, VisCorp had no website. In the twelve months ended December 31, 2005, $700 has been expensed and none capitalized.

                  Earnings per Share:
                  -------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of member shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  -----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                                  VISCORP, LLC
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004



NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at December 31, 2005 and 2004 are as follows:

                                                        2005            2004
                                                     -----------     -----------

                 Furniture and Equipment             $    5,908      $    5,908
                 Software                                50,000          50,000
                 Less: Accumulated Amortization
                          and Depreciation              (12,428)         (2,000)
                                                     -----------     -----------

                          Total Fixed Assets         $   43,480      $  11,408
                                                     ===========     ===========

         Depreciation expense was $10,427 for the year ended December 31, 2005 and $1,980 for the year ended December 31, 2004.


NOTE 3 - NOTE PAYABLE - RELATED PARTY
-------------------------------------

         The Company entered into a note agreement with the father of the President of the Company. The note is unsecured and is due April 2, 2007 and carries a four percent interest rate. No interest is due on the note.


NOTE 4 - MEMBER SHARES
----------------------

         The Company is authorized to issue 5,000,000 common shares at a stated value of $0.01 per share. These shares have full voting rights. There were 443,500 and 415,000 shares outstanding at December 31, 2005 and 2004 respectively.

                                  VISCORP, LLC
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004



NOTE 5 - INCOME TAXES
---------------------

         The Company is a Limited Liability Company and, as such, the income tax attributes flow through to the individual members (owners). Therefore, there is no provision for income taxes.


NOTE 6 - SUBSEQUENT EVENT
-------------------------

         In March, 2006, the Company was converted from an LLC to a Corporation. This was accomplished by converting all members' shares into common stock in a 10 to 1 ratio. Therefore, in March, 2006, the Company converted 415,000 member shares into 4,150,000 common shares.

                                  VISCORP, INC.


                           CONSOLIDATED BALANCE SHEETS
                                  May 31, 2006


                                     ASSETS
                                     ------


                                                           (Unaudited)
                                                           -----------
Current assets:
    Accounts receivable                                      $  3,400
    Advances                                                    2,594
                                                             --------
    Total current assets                                        5,994

Fixed assets
    Furniture and equipment                                     5,908
    Software                                                   50,000
    Less: Accumulated depreciation and amortization           (19,724)
                                                             --------
    Total fixed assets                                         36,184

                                                             --------

TOTAL ASSETS                                                 $ 42,178
                                                             ========



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES
    Accounts payable and accrued expenses                    $ 30,633
    Advance - related party                                    35,000
                                                             --------
    Total liabilities (all current)                            65,633


STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 50,000,000 authorized,
         4,435,000 shares issued and outstanding                4,435
    Additional paid-in-capital                                 36,065
    Deficit accumulated during the development stage          (63,955)
                                                             --------
        Total Stockholders' Equity                            (23,455)
                                                             --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 42,178
                                                             ========











See notes to unaudited financial statements                                  F-1



                                  VISCORP, INC.


                             STATEMENT OF OPERATIONS
                     Five Months Ended May 31, 2006 and 2005




                                                                      Five months         Five months
                                                                         ended               ended
                                                                      May 31, 2006       May 31, 2005
                                                                      (Unaudited)         (Unaudited)
                                                                    -----------------  ------------------

Revenues:
    Oil and gas revenues                                                      $3,178             $21,235

Expenses:
    Depreciation and amortization                                              7,296               2,024
    Contract services                                                              0               3,000
    Professional fees                                                          7,000                   0
    Other operating expenses                                                   4,396              14,075
                                                                    -----------------  ------------------
    Total Operating Expense                                                   18,692              19,099

                                                                    -----------------  ------------------

Net operating income (loss)                                                  (15,514)              2,136

Other income (expense)
    Other income                                                                   0                  54
                                                                    -----------------  ------------------

Net operating income before income taxes (loss)                              (15,514)              2,190
                                                                    -----------------  ------------------

Provision for income taxes                                                         0                   0
                                                                    -----------------  ------------------

Net loss                                                                    ($15,514)             $2,190
                                                                    =================  ==================





Basic and diluted income (loss) per common share                              ($0.00)              $0.00
                                                                    =================  ==================

Weighted average number of common shares used in
    basic and diluted per share calculation *                              4,435,000           4,272,682
                                                                    =================  ==================


*  After effect of conversion from an LLC to a corporation effected in March 2006














See notes to unaudited financial statements                                  F-2




                                  VISCORP, INC.


                             STATEMENT OF CASH FLOWS
                     Five Months Ended May 31, 2006 and 2005




                                                                    Five months         Five months
                                                                       ended               ended
                                                                    May 31, 2006       May 31, 2005
                                                                    (Unaudited)         (Unaudited)
                                                                  -----------------  ------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                              ($15,514)             $2,190
    Adjustments to reconcile net loss to net
        cash (used) by operating activities:
                Depreciation                                                 7,296               2,024
        Changes in assets and liabilities:
            Accounts receivable                                             (3,400)
            Advances                                                         1,011              (9,740)
            Accounts payable and accrued expenses                            8,222

                                                                  -------------------------------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                    (2,385)             (5,526)


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                           0             (28,500)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                         0              28,500
    Payments on long-term debt                                                   0                   0
                                                                  -------------------------------------
    Total cash flows from financing activities                                   0              28,500

                                                                  -------------------------------------

NET INCREASE IN CASH                                                       ($2,385)            ($5,526)

CASH, BEGINNING OF PERIOD                                                    2,385               7,059
                                                                  -------------------------------------

CASH, END OF PERIOD                                                             $0              $1,533
                                                                  =====================================





















See notes to unaudited financial statements                                  F-4



                                  VISCORP, INC.


            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                         Five Months Ended May 31, 2006





                                                                        Additional
                                               Common  Stock             Paid In       Accumulated
                                           Shares        Amount          Capital         Deficit              Total
                                       ---------------------------------------------------------------  ------------------


Balance, December 31, 2005                    443,500        $4,435          $36,065         ($48,441)            ($7,941)



Effect of conversion from an                                                                                           $0
    LLC to a corporation                    3,991,500

Net Loss                                                                                      (15,514)           ($15,514)


                                       ---------------------------------------------------------------  ------------------
Balance, May 31, 2006                       4,435,000        $4,435          $36,065         ($63,955)           ($23,455)
                                       ===============================================================  ==================






See notes to unaudited financial statements                                  F-5

                                  VISCORP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2006



NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         -----------------------------------------------

         Viscorp, Inc. (The "Company") operates as a developer and retailer of software for optometrists. The Company is located in Sewickley, Pennsylvania. The Company was originally formed as an LLC under the laws of the State of Delaware on August 20, 2002. In March 2006, the Company changed its status from an LLC to a Corporation registered in the State of Delaware.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. Below is a summary of certain significant accounting policies selected by management.

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash and Cash Equivalents:
                  --------------------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Marketable Securities:
                  ----------------------

                  Debt securities and equity securities that have readily determinable fair values are recorded at fair value in the accompanying balance sheet and are classified as available-for-sale.

                  Website Development Costs:
                  --------------------------

                  The Company adopted EITF 00-02, "Accounting for website developments costs". In accordance with EITF 00-02, the costs incurred for the (i) website application and infrastructure development; (ii) graphics development; and (iii) content development, which took the website to a functional stage where it could receive orders, were capitalized and amortized over three years. Maintenance expenses or costs that do not result in new revenue producing features or functions, such as updating information and products or maintenance of the website or promotion of the website using search engines, are expensed as incurred. Prior to this development, VisCorp had no website. In the five months ended May 31, 2006, none was expensed and none capitalized.

                  Earnings per Share:
                  -------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of member shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                                  VISCORP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2006


NOTE 1 - (CONTINUED)
--------------------

                  Use of Estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at May 31, 2006 and December 31, 2005 are as follows:

                                                     May 31,        December 31,
                                                      2006             2005
                                                      ----             ----

                Furniture and Equipment           $    5,908       $    5,908
                Software                              50,000           50,000
                Less: Accumulated Amortization
                         and Depreciation            (19,724)         (12,428)
                                                  -----------      ----------

                         Total Fixed Assets       $   36,184       $   43,480
                                                  ==========       ==========

         Depreciation expense was $7,296 for the five months ended May 31, 2006 and $10,427 for the year ended December 31, 2005.


NOTE 3 - NOTE PAYABLE - RELATED PARTY
-------------------------------------

         The Company entered into a note agreement with the father of the President of the Company. The note is unsecured and is due April 2, 2007 and carries a four percent interest rate. No interest is due on the note.


NOTE 4 - STOCKHOLDERS EQUITY
----------------------------

         The Company is authorized to issue 50,000,000 common shares with a par value of $0.001 per share. These shares have full voting rights. There were 4,435,000 outstanding at May 31, 2006 and 4,150,000 (after giving effect for the conversion from an LLC to a corporation) shares outstanding at December 31, 2005.


NOTE 5 - INCOME TAXES
---------------------

         The Company had a net loss for the period ended May 31, 2006 of $15,514, and therefore incurred no tax liability. As the loss was minimal, no deferred tax benefit was accrued. The net operating loss of $15,514 will expire in 2026.

                                  VISCORP, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2006



NOTE 6 - OTHER MATTERS
----------------------

         In March, 2006, the Company was converted from an LLC to a Corporation. This was accomplished by converting all members' shares into common stock in a 10 to 1 ratio. Therefore, in March, 2006, the Company converted 415,000 member shares into 4,150,000 common shares.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                            2
Corporate Information                                                         2
Summary Financial Data                                                        2
Risk Factors                                                                  4
Forward Looking Statements                                                    7
Dilution                                                                      7
Plan of Distribution                                                          9
Use of Proceeds                                                              10
Description of Business                                                      10
Management's Discussion and Plan of Operations                               14
Description of Property                                                      14
Director's, Executive Officers and Significant Employees                     16
Remuneration of Officers and Directors                                       16
Interest of Management and Others in Certain Transactions                    17
Principal Shareholders                                                       17
Significant Parties                                                          18
Securities Being Offered                                                     18
Relationship with Issuer of Experts Named in Registration Statement          19
Legal Proceedings                                                            19
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            19
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          19
Legal Matters                                                                19
Experts                                                                      20
Dividend Policy                                                              20
Capitalization                                                               20
Transfer Agent                                                               21
Financial Statements                                                         F-1

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Pennsylvania Corporation Act, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

          A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Pennsylvania. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.


Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out_of_pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                     Minimum          Maximum
        SEC Filing Fee                             $     64         $       64
        Printing and Engraving Expenses               2,000              5,000
        Legal Fees and Expenses                       5,000             19,000
        Edgar Fees                                    1,800              1,800
        Accounting Fees and Expenses                  2,500              2,500
        Blue Sky Fees and Expenses                    5,000              5,000
        Miscellaneous                                    200               200
                                                   ---------------------------
        TOTAL                                      $16,564            $ 33,564

As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.


Item 3.        Undertakings
   1(a) Rule 415 Offering. If the small business issuer is registering securities under Rule 415 of the Securities Act (230.415 of this chapter), that the small business issuer will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
             (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
            (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of
                  Registration Fee" table in the effective registration statement; and
            (iii) Include any additional or changed material  information on the plan of distribution. (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to his registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to purchaser:
             (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);
            (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
            (iii) The portion of any other free writing  prospectus  relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
            (iv) Any other communication that is an offer in hte offering made by the undersigned small business issuer to the purchaser.

  1(g) That, for determining liability under the Securities Act to any purchaser: (1) If the small business issuer is relying on Rule 430B:
         (i) Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)3 shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
         (ii) Each  prospectus  required to be filed pursuant to Rule 424(b)(2),
(b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(I), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date fo the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.. Provided however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supercede or modify and statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior ro such effective date; or (2) If the small business issuer is subject to Rule 430C, include the following: Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify and statement that was made in the registration statement or prospectus that was part of the registration statement or made in any document immediately prior to such date of first use.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.          Unregistered Securities Issued or Sold Within One Year

         None.

Item 5.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.    Identification  of Exhibit

   2.1  -   Certificate of Formation as a Limited Liability Company

   2.2  -   Certificate of Conversion from a Limited  Liability Company to a Corporation

   2.3  -   Certificate of Incorporation

   2.4  -   By Laws

   3.1  -   Specimen Stock Certificate

   4.1  -   Form of Subscription Agreement

  10.1  -   Consent of David S. Hall, P.C.

  11.1  -   Opinion and Consent of J. Hamilton McMenamy, P.C.


* Filed previously

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Sewickley, State of Pennsylvania, on June 26, 2006.

                                          Viscorp, Inc.



                                          By: /s/ Charles G. Driscoll
                                              -----------------------
                                                  Charles G. Driscoll, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

Signature                         Title                          Date
------------------------------------------------------------------------------


/s/  Charles G. Driscoll          President, Secretary,
---------------------------       Treasurer; Director            June 26, 200
Charles G. Driscoll


/s/  Charles G. Driscoll          Chief Executive Officer        June 26, 2006
---------------------------
Charles G. Driscoll


/s/  Charles G. Driscoll          Chief Financial Officer        June 26, 2006
---------------------------
Charles G. Driscoll


/s/  Charles G. Driscoll          Chief Accounting Officer       June 26, 2006
---------------------------
Charles G. Driscoll